3/10

82- SUBMISSIONS FACING SHEE1

05006752

MICROFI

REGISTRANT'S NAME	Solbec Pharmaceuticals Ltd
*CURRENT ADDRESS	Unit 1, 298 Selby Street Osborne Park, Western Australia 6000
**FORMER NAME	
**NEW ADDRESS	

FILE NO. 82-34866 FISCAL YEAR 2004 6-30-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

OICF / BY: S. Min

DATE:03/18/05

82-34866

QUALITY MANAGEMENT SYSTEM
ISO9001 NATA CERTIFIED

RECEIVED
2005 MAR 10 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SOLBEC PHARMACEUTICALS LTD
ACN 061 289 218
ABN 85 061 289 218

AR/S
6-30-04

30th September 2004

Australian Stock Exchange Limited
Exchange Centre
Level 3, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Please find attached Solbec's Annual Financial Report 2004.

Yours sincerely,

Stephen Carter
Managing Director/Chief Executive Officer

Unit 1, 298 Selby Street, OSBORNE PARK WA 6017 Postal: PO Box 2142 CHURCHLANDS WA 6018
Tel: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au

SOLBEC
PHARMACEUTICALS LTD

ABN 85 061 289 218

ANNUAL FINANCIAL REPORT 2004

SOLBEC
PHARMACEUTICALS LTD

Contents

SOLBEC PHARMACEUTICALS LTD

Corporate Information

Directors	:	Anthony Kiernan - LL.B (Chairman) Stephen J Carter FAIM, MRACI (Managing Director) Michael Grant, Director Professor John Papadimitriou, AM, OStJ, Director	
Company Secretary	:	John E Sendziuk CA CD	
Registered Office	:	**Registered Office** C/- RSM Bird Cameron Unit 1-6, 18 Parry Street FREMANTLE WA 6160 Telephone: (08) 9336 1266 Facsimile: (08) 9430 6744	**Principal Place of Business** Unit 1, 298 Selby Street OSBORNE PARK WA 6018 Telephone: (08) 9446 7555 Facsimile: (08) 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au
Auditor	:	Ernst & Young 34th Floor, Central Park 152-158 St George's Terrace PERTH WA 6000	
Bankers	:	National Australia Bank Limited Unit 7, 51 Dowd Street WELSHPOOL WA 6106	
Share Registry	:	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George's Terrace PERTH WA 6000 Telephone: (08) 9323 2000 Facsimile: (08) 9323 2033	
Australian Stock Exchange	:	Home Branch: Perth Code: SBP	
ABN	:	85 061 289 218	

SOLBEC PHARMACEUTICALS LTD

Chairman's Report

The last financial year has been an interesting one for Solbec Pharmaceuticals.

The clinical development of SBP002 was significantly advanced with Solbec entering into Phase I/IIA human clinical trials in patients with advanced cancer in December 2003 at Sir Charles Gairdner Hospital under Professor Michael Millwood. The Directors are confident that the trials will provide sufficient data to enable Solbec to proceed with Phase II clinical trials in Australia as well as completing an Investigational New Drug application (IND) to the United States' Food and Drug Administration (FDA) to permit a clinical trials program in the USA.

Although the Phase I trials were principally to evaluate safety, tolerability and pharmacokinetics in patients with advanced solid tumours, a preliminary review of the data has shown tumour regression in some patients with those patients opting to continue treatment. These results are very encouraging a it is highly unusual to see therapeutic activity at this early stage of testing.

Since year's end Solbec has commenced human Phase I/IIA clinical trials for psoriasis at the Royal Adelaide Hospital. The trials use Solbec's lead compound SBP002 in a topical formation which in pre-clinical work has shown evidence of symptomatic relief for psoriasis.

The psoriasis trial demonstrates the platform technology basis of SBP002 and its applicability in other pharmaceutical development areas.

The studies being undertaken by the University of Western Australia, Department of Medicine, Tumour Immunology Group continue with work to date confirming that SBP002 is able to positively activate the immune system which is a particularly encouraging result.

Further details of the projects in development are set out in Stephen Carter's Review of Operations in this Annual Report.

Amongst the core assets of a biotechnology company is its intellectual property (IP) which must be protected at all times. Solbec continues to write patent applications as new data is generated and keeps a extremely close watch on this area.

We were pleased to appoint Professor John Papadimitriou to the Board in June 2004. John is presently Emeritus Professor in the School of Surgery and Pathology at the University of Western Australia and enjoys an international reputation in both diagnostic and experimental pathology.

Peter Alcock resigned from the Board in November 2003 and I would like to record Peter's contribution particularly through our transition from mineral exploration to pharmaceutical development.

The research and clinical work to date undertaken by Solbec is extremely encouraging and demonstrates the enormous potential of SBP002 as a platform technology for pharmaceutical development.

I would like to thank Stephen Carter and his staff for the diligent attention to the work of Solbec over the last year and the maximising of available resources. To fellow director Michael Grant, our contractors and suppliers I would also like to record my appreciation.

As to the shareholders who have supported Solbec, I trust they are satisfied with the development over the last year and share my enthusiasm for the potential of this Company in the years to come.

Kind regards

Tony Kiernan
Chairman

Review of Operations

Overview

The clinical development of SBP002 was significantly improved as the Company entered into Phase I/IIA human clinical trials in patients with advanced cancer in late December 2003. The principal objective of these trials is to evaluate safety, tolerability and pharmacokinetics in patients with advanced solid tumors.

The trials are being conducted at Sir Charles Gardner Hospital under the Principal Investigator, Professor Michael Millward.

Substantial work during the year was carried out on Solbec's lead compound SBP002 to better understand how the drug works in the treatment of cancer. We have confirmed that the drug exhibits a unique mode of action and have identified that on the surface of cancer cells there appears to be a specific receptor, to which SBP002 binds. Once bound, the receptor then transports SBP002 across the outer membrane of the cell to the inside where the drug kills the cell. These receptors are found in large numbers on cancer cells giving SBP002 its apparent specificity for cancer.

Solbec has shown that SBP002 does not act like most cancer drugs in reinitiating the process of cell suicide (apoptosis). This is important as it opens up a number of treatment options for patients that can use the difference between SBP002 and standard chemotherapy in combination to elicit a better response from cancer patients than with either individual therapy (synergy).

In addition the immunological activity of SBP002 is currently the subject of studies being undertaken by the University of Western Australia, Department of Medicine's Tumor Immunology Group under the supervision of Professor Bruce Robinson and Dr Richard Lake. This work has confirmed that SBP002 is able to positively activate the immune system and that the three main criteria for immunological activity are satisfied. These studies are ongoing.

During the year we identified SBP002 has potential as a treatment for the inflammatory auto-immune dermal disorder Psoriasis. Since years end, Solbec has commissioned CMAX, the clinical division of the Institute of Drug Technology Australia Limited (IDT), to undertake human Phase I/IIA clinical trials at its 48 bed trial unit in Adelaide with healthy volunteers and patients with mild to moderate Psoriasis.

The composition of the board was strengthened with the appointment of Professor John Papadimitriou in June 2004, Emeritus Professor of Surgery and Pathology at the University of Western Australia. Professor Papadimitriou has an extensive medical background in research and drug development.

In December 2003, Solbec sold its interest in the hormone replacement therapies Lawley Pharmaceuticals Joint Venture and during the year its remaining mineral assets. Solbec also sold various shares it held in public listed companies. All capital and resources are now focused on biopharmaceutical development.

Human Clinical Trials

Cancer

The Phase I/IIA trials began in late December 2003 to evaluate safety, tolerability and pharmacokinetics in Solbec's lead cancer drug, SBP002, in patients with advanced solid tumours. The trials are being conducted at Sir Charles Gardiner Hospital, a recognised oncology centre of excellence under the Principal Investigator Professor Michael Millward.

The Investigator has at the date of my Review enrolled 14 patients in the trial and expects the additional patients to have completed enrolment by the end of calendar 2004. This is a significant achievement as these patients have advanced cancer that is non-responsive to current treatments. The Trials Protocol requires patients to commit to a treatment regime of a minimum of 3 months, attending Sir Charles Gairdner Hospital as an out patient for 5 days every second week. Solbec is appreciative of the commitment by all volunteer patients.

In Australia only about 3% - 5% of cancer patients enrol in clinical trials with only a small percentage of these enrolling in Phase I trials. It is the bravery and commitment of these few that allow new drugs such as SBP002 be trialed and tested on humans so that the general population may benefit in the future.

Review of Operations (Cont.)

Trials for many other drug treatments, take many years. It is anticipated that trials for SBP002 may be completed within a shorter time frame. The protracted nature of bringing a drug to market is one of the greatest hurdles for biotechnology companies. With SBP002 we believe our approach and schedule is consistent with our goal of reducing the time to get SBP002 to market

The data generated to date has shown no unexpected toxicity in patients. The first patients have now completed their initial treatment and a preliminary review of the data has shown tumour regression in some patients. These patients have opted to continue treatment with SBP002 for a further 3 months. It is extremely encouraging to see such positive results in the early stages of these trials.

Solbec is confident that the trials will provide sufficient data to enable the Company to proceed with its phase II Clinical Trial program in Australia as well as completing an Investigational New Drug application (IND) to the United State Food and Drug Administration (FDA) to permit a Clinical Trial program in the US.

Psoriasis

Solbec has commissioned CMAX, the clinical division of the Institute of Drug Technology Australia Limited (IDT) to undertake human Phase I/IIA Clinical Trials for psoriasis at its 48-bed clinical trial unit in Adelaide. CMAX is highly regarded in the field of clinical trials and has prior experience in trials for psoriasis.

The clinical trials will commence in the third quarter of 2004 and are designed to assess the safety of Solbec's topical treatment for people with varying degrees of the psoriasis condition. The trials will also provide an initial review on the long-term use and effectiveness of Solbec's psoriasis cream.

The treatment uses the company's lead compound SBP002 which has shown evidence of symptomatic relief following topical administration in proof on concept studies and is one of several projects based on the SBP platform technology and the psoriasis trials have been given high priority and the company considers its development a core aspect of our future.

Psoriasis is a common chronic skin disease for which there is limited effective treatment. Psoriasis appears worldwide affecting males and females equally, although it is most common in northern Europeans and Scandinavians with about 3% of the population being affected. In America there are approximately three million psoriasis suffers and a market for psoriasis products is estimated at between $3 - $6 billion annually.

Although Psoriasis has been a recognized condition for over 100 years, it has only been in relatively recent years that the nature of the disorder has started to be well understood. Psoriasis was previously explained simply as a disorder of the skin barrier, however scientists have now concluded that it is an aberration of the immune response mechanism. The Psoriatic cells express various cytokines including interleukins which, in turn, lead to inflammation and increased vascularity. SBP002 appears to act as a cytokine inhibitor.

Psoriasis is a lifelong condition that varies in severity and can be very debilitating. When the affected skin is visible, such as on the hands, it can cause emotional and social suffering as well.

Solbec's lead compound SPB002 is an immune system modulator and as it has an effect on cell proliferation the company believes it could have a beneficial effect on psoriasis. This has been supported by anecdotal evidence following topical application.

The treatment of Psoriasis will significantly expand the potential of Solbec's lead compound SBP002.

Immunology

Solbec announced during the year that it considered SBP002 may enable certain tumours to be "unmasked" and identified as foreign objects to the body's immune system. Recent studies undertaken by the University of Western Australia, Department of Medicine, Tumour Immunology Group confirmed that SBP002 is able to positively activate the immune system, a result which is particularly encouraging. .

The researchers, under the supervision of Professor Bruce Robinson and Dr Richard Lake demonstrated that Solbec's lead compound, SBP002, satisfies the three main criteria for immunological activity.

The research to date indicates that:

- SBP002 effectively destroys mesothelioma tumour tissues in animals.
- the killing of mesothelioma tissue by SBP002 actually increases the quantity of tumour antigens in the lymph nodes that drain the tumour. These antigens induce a positive immune response.

Review of Operations (Cont.)

- unlike most other cancer treatments, SBP002 does not destroy lymphocytes. Lymphocytes recognize tumour antigens and play a pivotal role in the immune response.

The researchers reported "that the effect of SBP002 on the lymph organs (where lymphocytes are found) was minimal when compared to other chemotherapy regimes which have been used in combination with immunotherapy for the effective treatment of mesothelioma."

The fact that the three criteria occur together, makes this is a very exciting milestone. Solbec has some informal evidence that this was the case based on feedback from patients taking the drug under the Australian Special Access Scheme. Now we have confirmation and can move on to further research and trials. While there is still more work to be done, the researchers are continuing to develop new methods of combinational therapy to maximize the immunological effect of SBP002.

Intellectual Property

The core asset of a biotechnology company is its intellectual property (IP). This IP can take a number of forms such as patents, trademarks, pre-clinical and clinical trial data, scientific reports and commercial in secrecy data. Solbec manages and protects its IP in a number of ways; using external specialists, legal agreements and its ISO 9001:2000 quality system coupled with internal procedures. Solbec continues to write patents as new data is generated. Existing patent applications have received positive International Preliminary Examination Reports (IPER's) with the two examined core patent applications having the claims found to be inventive, novel and to have industrial applicability. Solbec will continue to strongly protect its IP.

Overall Strategy

The realization of the full potential of a pharmaceutical compound requires the capability to address the market worldwide. The infrastructure, expertise, and financial resources required to do so are available currently only to international pharmaceutical and major biotechnology companies. Solbec's current strategy is to develop its projects to a level that will allow licensing on commercial terms. The current trials are a major part of this strategy.

Corporate

Capital Structure
30 June 2003 share options expired during the year and a 2:1 non-renounceable rights offer put to the security holders was fully subscribed and raised $788,836 before expenses. Subsequently to year end further options were exercised raising a further $1,092,000.

Board of Directors
There were two board changes during the year with Peter Alcock not seeking re-election and the appointment in June 2004 of Professor John Papadimitriou. Professor Papadimitriou brings to the board a strong medical background and an understanding of the drug development process. His appointment adds a further dimension to Solbec's expertise.

Scientific Review

As a part of Solbec's commitment to scientific excellence and transparency to the market the appointment of Professor Papadimitriou provided the board with the opportunity for a complete review of the company's science, non-clinical and pre-clinical data.

Professor Papadimitriou's review confirmed that:

- Solbec has a detailed understanding of the chemistry of SBP002.
- The non-clinical, pre-clinical, and proof of concept using in vitro, in vivo and ex vivo data confirm the anti cancer activity of the drug.
- The mode of action appears to be unique and is different from current therapies. This increases the potential for different applications and there is good argument that SBP002 can be used in combination with other existing therapies to increase the overall anti cancer activity.

Professor Papadimitriou informed the board that he was impressed with the quality of research, the volume of data on SBP002 and the scientific direction that management has adopted.

In addition he indicated that the base technology could also support a platform of potential uses.

Stephen Carter
Managing Director

Review of Operations (Cont.)

GLOSSARY OF ONCOLOGY TERMS

adenocarcinoma (AD-in-o-kar-sin-O-ma): Cancer that begins in cells that line certain internal organs and that have glandular (secretory) properties.

adjuvant therapy (AD-joo-vant): Treatment given after the primary treatment to increase the chances of a cure. Adjuvant therapy may include chemotherapy, radiation therapy, or hormone therapy.

alkaloid : A member of a large group of chemicals that are made by plants and have nitrogen in them. Some alkaloids have been shown to work against cancer.

anecdotal report : An incomplete description of the medical and treatment history of one or more patients. Anecdotal reports may be published in places other than peer-reviewed, scientific journals.

animal model : An animal with a disease either the same as or like a disease in humans. Animal models are used to study the development and progression of diseases and to test new treatments before they are given to humans. Animals with transplanted human cancers or other tissues are called xenograft models.

antibody (AN-tih-BOD-ee): A type of protein made by certain white blood cells in response to a foreign substance (antigen). Each antibody can bind to only a specific antigen. The purpose of this binding is to help destroy the antigen. Antibodies can work in several ways, depending on the nature of the antigen. Some antibodies destroy antigens directly. Others make it easier for white blood cells to destroy the antigen.

apoptosis (ap-o-TOE-sis): A normal series of events in a cell that leads to its death.

carcinosarcoma : A malignant tumor that is a mixture of carcinoma (cancer of epithelial tissue, which is skin and tissue that lines or covers the internal organs) and sarcoma (cancer of connective tissue, such as bone, cartilage, and fat).

clinical trial : A research study that tests how well new medical treatments or other interventions work in people. The study tests new methods of screening, prevention, diagnosis, or treatment of a disease.

controlled study : An experiment or clinical trial that includes a comparison (control) group.

disease-free survival : Length of time after treatment during which no cancer is found. Can be reported for an individual patient or for a study population.

disease-specific survival : The percentage of subjects in a study who have survived a particular disease for a defined period of time. Usually reported as time since diagnosis or treatment. In calculating this percentage, only deaths from the disease being studied are counted. Subjects who died from some other cause are not included in the calculation.

ex-vivo : from a living organism.

fibrosarcoma : A type of soft tissue sarcoma that begins in fibrous tissue, which holds bones, muscles, and other organs in place.

gastric (GAS-trik): Having to do with the stomach.

glioma (glee-O-ma): A cancer of the brain that comes from glial, or supportive, cells.

interferon (in-ter-FEER-on): A biological response modifier (a substance that can improve the body's natural response to infection and disease). Interferons interfere with the division of cancer cells and can slow tumor growth. There are several types of interferons, including interferon-alpha, -beta, and -gamma. These substances are normally produced by the body. They are also made in the laboratory for use in treating cancer and other diseases.

In-vitro : In a test tube.

In-vivo : In a living organism.

SOLBEC PHARMACEUTICALS LTD

Review of Operations (Cont.)

lectin : A protein of non-immune origin that binds with high specificity and high affinity to carbohydrate molecules. Lectins are able to bind to the outside of a cell and cause biochemical changes in it. Lectins are made by both animals and plants.

lymphoma (lim-FO-ma): Cancer that arises in cells of the lymphatic system.

metastasis (meh-TAS-ta-sis): The spread of cancer from one part of the body to another. Tumors formed from cells that have spread are called "secondary tumors" and contain cells that are like those in the original (primary) tumor. The plural is metastases (meh-TAS-ta-seez).

monoclonal antibody : A protein of immune system origin designed by scientists to recognise one particular protein found on the surface of some cancer cells. The monoclonal antibody recognises the protein and locks onto it (like a key in a lock). This may then trigger the body's immune system to attack the cancer cells and can sometimes cause the cells to destroy themselves.

partial response : A decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment.

phase I trial : Phase I trials are the first step in testing a new treatment in humans. These studies test the best way to give a new treatment (for example, by mouth, intravenous infusion, or injection) and the best dose. The dose is usually increased a little at a time in order to find the highest dose that does not cause harmful side effects. Because little is known about the possible risks and benefits of the treatments being tested, phase I trials usually include only a small number of patients who have not been helped by other treatments.

phase I/II trial : A trial to study the safety, dosage levels, and response to a new treatment.

phase II trial : Phase II cancer trials test whether a new treatment has an anti cancer effect (for example, whether it shrinks a tumor or improves blood test results) and whether it works against a certain type of cancer.

phase III trial : Phase III trials compare the results of people taking a new treatment with the results of people taking the standard treatment (for example, which group has better survival rates or fewer side effects). In most cases, studies move into phase III trials only after a treatment seems to work in phases I and II. Phase III trials may include hundreds of people.

primary tumor : The original tumor.

prospective : In medicine, a study or clinical trial in which participants are identified and then followed forward in time.

quality of life : The overall enjoyment of life. Many clinical trials measure aspects of an individual's sense of well-being and ability to perform various tasks to assess the effects of cancer and its treatment on the quality of life.

radiation therapy (ray-dee-AY-shun): The use of high-energy radiation from x-rays, gamma rays, neutrons, and other sources to kill cancer cells and shrink tumors. Radiation may come from a machine outside the body (external-beam radiation therapy), or it may come from radioactive material placed in the body in the area near cancer cells (internal radiation therapy, implant radiation, or brachytherapy). Systemic radiation therapy uses a radioactive substance, such as a radiolabeled monoclonal antibody, that circulates throughout the body. Also called radiotherapy.

squamous cell carcinoma (SKWAY-mus. . .kar-sin-O-ma): Cancer that begins in squamous cells, which are thin, flat cells resembling fish scales. Squamous cells are found in the tissue that forms the surface of the skin, the lining of the hollow organs of the body, and the passages of the respiratory and digestive tracts. Also called epidermoid carcinoma.

stage I melanoma : Cancer is found in the outer layer of the skin (epidermis), the upper part of the inner layer of skin (dermis), or both but it has not spread to nearby lymph nodes. The tumor is no thicker than 1.5 millimeters.

stage IIB melanoma : Melanoma in which the tumor is more than 4 millimetres thick. It has spread through the lower part of the inner layer of skin (dermis) and into subcutaneous (under the skin) tissue, but not to nearby lymph nodes.

stage III pancreatic cancer : Cancer of the pancreas in which the cancer has spread to the lymph nodes near the pancreas. Cancer may have spread to nearby organs.

stage IV pancreatic cancer : Cancer of the pancreas in which the cancer has spread to organs near the pancreas (stage IVA) or to organs far away from the pancreas (stage IVB).

Corporate Governance Statement

BOARD OF DIRECTORS

The Board is responsible for the overall Corporate Governance of the Company including the strategic direction, internal control framework, ethical standards, environmental protection and occupational health, management, safety and welfare, business risks and the Role of Shareholders and establishing goals for management and monitoring the achievement of these goals. The Board is responsible for protecting the rights and interests of the shareholders. The Board has established a framework for the management of the Company including an overall framework of internal control, a business risk management process and the establishment of appropriate ethical standards.

COMPOSITION OF THE BOARD

The Directors of the Company in office at the date of this statement are:

Name	Position	Expertise
Anthony Kiernan	Director (Non-Executive)	Law
Michael Grant	Director (Non-Executive)	Finance
Stephen Carter	Managing Director (Executive)	Pharmaceutical
Professor John Papadimitriou	Director (Non Executive)	Medicine

NOMINATION

The composition of the Board is determined using the following principles:

The Board currently comprises four Directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate materialises. The Board may comprise a mix of executive and non executive directors, and should comprise directors with a broad range of expertise relevant to the Company's business.

INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility, the board has instigated an internal control framework that includes:

Regular Board Meetings
Financial Reporting
Quality And Integrity Of Personnel
Project Accounting
Investment Appraisal

ETHICAL STANDARDS

It is Company policy that Directors and management conduct themselves with the highest ethical standards acting with integrity and objectivity aimed at enhancing the performance of the Company.

ENVIRONMENTAL PROTECTION AND MANAGEMENT

The Company is committed to performance of its obligations in protection of the environment in which it works.

OCCUPATIONAL HEALTH, SAFETY AND WELFARE

The Company recognises that its employees and contractors are vital in the conduct of its business. The Company is committed to eliminating workplace injuries by providing a safe working environment and by training its employees and contractors in health, safety and welfare issues.

BUSINESS RISK

Specific areas of risk considered at board meetings include performance of activities, human resources, the environment and continuous disclosure obligations. The stage of and success of drug development is closely monitored.

Corporate Governance Statement (Cont.)

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders routinely by quarterly, half yearly and annual reports and interim reports as matters of significance arise at short notice.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the company's strategy and goals.

TRADING IN COMPANY SHARES

The Board does not place any restrictions, as such, on the Directors or staff trading in the Company's shares other than undertaking to ensure that no trading is to take place unless all information which is price sensitive is first released to the market and the Company has complied with its continuous disclosure obligations under the Listing Rules. It is the Board's policy to keep the market informed at all times.

INDEPENDENT PROFESSIONAL ADVICE

Each director has the right to seek independent professional advice at the company's expense.

Commitment to Good Corporate Governance

Corporate governance is a matter of high importance in the Company and is undertaken with due regard to all of the Company 's stakeholders and its role in the community. Solbec Pharmaceuticals has in place standards of behaviour which are largely consistent with the recommendations released by Australian Corporate Governance Council in March 2003.

The key corporate governance practices are summarised below in this corporate governance statement.

Primary responsibilities of the Board include:

- the establishment of long term goals and strategic plans to achieve those goals
- the review and adoption of annual budgets for the financial performance of the company and monitoring of the results
- the approval of the annual and half yearly report
- ensuring Solbec Pharmaceuticals has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities

The Board meets on a regular basis and whenever possible monthly. All available information in connection with items to be discussed at a meeting of the board is provided to each director before the meeting. Board papers include financial statements and a report from the Managing Director.

Risk Management
The Board understands the identification and quantification of risk. Directors receive reports on areas where significant business risk or exposure concentrations may exist and on the management of those risks.

Audit Committee
At the date of this report Solbec Pharmaceuticals has an audit committee consisting of the following:

- Anthony Kiernan (Chairman) - Non Executive Director
- Michael Grant - Non Executive Director
- John Sendziuk (Company Secretary)

The audit committee where necessary will deal directly with the external auditors. The audit committee reviews:

- the annual financial report prior to approval by the board
- the effectiveness of management information systems and systems of internal control
- the appointment of external auditors
- the efficiency and effectiveness of the external audit function
- financial information to be released to the public

SOLBEC PHARMACEUTICALS LTD

Corporate Governance Statement (Cont.)

Remuneration Committee
Solbec does not have a remuneration committee.

Continuous Disclosure
The Managing Director is the nominated ASX Communication Officer and is responsible for:

- Ensuring that the Company complies with its continuous disclosure requirements
- Overseeing and coordinating disclosure of information to the stock exchange, analysts, brokers, shareholders, the media and the public

The Company's compliance with its continuous disclosure obligations is reviewed at each meeting of the board of directors.

External Auditor
The external auditor is invited to all general meetings held by the Company. If the external auditor is in attendance at a general meeting, the chairman allows a reasonable opportunity for shareholders to ask the auditor questions relevant to the conduct of the audit and the preparation and content of the audit report.

Accounting Policies and Practices
The Company has continued its practice of consistently applying prudent and conservative accounting policies and practices in accordance with the applicable accounting standards and legislation.

ASX Corporate Governance Council: Principles of Good Corporate Governance & Best Practice Recommendations
Principle 1 - Lay Solid Foundations For Management And Oversight
Solbec Pharmaceuticals complies with this recommendation

Principle 2 - Structure the Board to Add Value
Solbec Pharmaceuticals complies with this recommendation

Principle 3 - Promote Ethical and Responsible Decision Making
Solbec Pharmaceuticals complies with this recommendation

Principle 4 - Safeguard the Integrity in Financial Reporting
Solbec Pharmaceuticals complies with this recommendation except for the requirement to have at least 3 non executive director members of the Audit Committee. Solbec is a small company and only has three non executive directors. Solbec's Audit Committee is comprised of two of these non executive directors.

Principle 5 - Make Timely and Balanced Disclosure
Solbec Pharmaceuticals complies with this recommendation

Principle 6 - Respect the Rights of Shareholders
Solbec Pharmaceuticals complies with this recommendation

Principle 7 - Recognise and Manage Risk
Solbec Pharmaceuticals complies with this recommendation

Principle 8 - Encourage Enhanced Performance
Solbec Pharmaceuticals complies with this recommendation

Principle 9 - Remunerate Fairly and Responsibly
Solbec Pharmaceuticals complies with this recommendation.

***Principle 10 -* Recognise the Legitimate Interest of Stakeholders**
Solbec Pharmaceuticals complies with this recommendation

Directors' Report

Your Directors submit their report for the year ended 30 June 2004.

DIRECTORS

The names and details of the Directors of the Company in office during the financial year and until the date of this report are listed below. Directors were in office for this entire period unless otherwise stated.

Anthony Kiernan (Chairman)

Mr Kiernan is a Solicitor and was appointed on 27 March 2003. He has considerable experience in the administration and operation of listed public companies and practises extensively in the areas of media, resources and information technology law.

In addition to his legal practice, Mr Kiernan provides commercial and corporate advice to various entities. Mr Kiernan is a Director of Hailian Limited and Bultin Minerals Limited both listed on Australian Stock Exchange Limited. He is also Chairman of Anglicare (WA).

Michael Grant

Mr Grant has a masters degree from UWA and sixteen years experience in the securities industry. Over this period he has worked in the UK, USA and Australian markets in both the mutual fund sector and private client advisory roles. He has wide experience within the broking industry at both domestic and international levels. In recent times he has been a senior advisor with Merrill Lynch Australia and is currently a senior client advisor with Bell Potter Securities.

His early background in medical sciences and long experience in the financial markets brings a valuable and balanced contribution to the board of Solbec.

Stephen J Carter FAIM MRACI (Managing Director)

Mr Carter has qualifications in Chemistry and over twelve years experience in the Pharmaceutical Industry in drug development and registration in Australia, USA and other parts of the world. Stephen held the positions Research and Development Manager and a General Manager for Delta West Ltd prior to its takeover by the Pharmacia Pharmaceutical group.

Professor John Papadimitriou, AM, OStJ (Appointed 11 June 2004)

Professor Papadimitriou has had a distinguished academic career in pathology and was awarded a personal chair for his many contributions.

He is presently Emeritus Professor in the School of Surgery and Pathology at The University of Western Australia and is also on the consultant staff of the Royal Perth Hospital and the PathCentre, the Western Australian Centre for Pathology and Medical Research. He has an international reputation in both diagnostic and experimental pathology and is the author and co-author of three books and some 460 scientific papers. He is a director of the Neurological Research Institute and the Child Heath Research Foundation of Western Australia and Deputy Director of the Australian Research Centre for Medical Engineering.

Professor Papadimitriou was made a Member of the Order of Australia for services rendered to medical research and the community.

Peter J Alcock BSc Hons (Geology), M Aus IMM (Exploration Manager Resigned 27 November 2003)

Mr Alcock is an exploration geologist with extensive experience throughout Australia working with gold, base metals and coal from exploration to feasibility. He was employed by the Bureau of Mineral Resources (3 years) before joining Placer Exploration (7 years) reaching a senior exploration management role in Queensland. Subsequently he travelled widely overseas studying mining operations and mineral deposits in Japan, Europe and North America before returning to WA working independently as a consultant.

SOLBEC PHARMACEUTICALS LTD

Directors' Report (Cont.)

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options Over Ordinary Shares	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	875,000	-	2,500,000	1,000,000
Michael Grant	1,014,337	250,000	2,207,169	2,875,000
Stephen J Carter	-	1,102,058	4,500,000	1,386,686
John Papadimitriou	-	-	-	-

CORPORATE INFORMATION

Solbec Pharmaceuticals Ltd is a company limited by shares incorporated and domiciled in Australia. At balance date the Company had seven full time employees (2003: seven full time employees).

The Company is the ultimate parent entity of the consolidated group comprising the Company and its wholly-owned subsidiary, Solbec (No 1) Pty Ltd.

PRINCIPAL ACTIVITY

The principal activity of the Company during the year was pharmaceutical research. During the previous year the company also participated in mineral exploration, which has ceased during the current year.

RESULTS OF OPERATIONS

The loss after income tax for the financial year was $337,458 (2003 : $2,522,127).

DIVIDENDS

No dividend was paid during the financial year and the Directors do not recommend payment of a dividend.

REVIEW OF OPERATIONS

Detailed comments on operations are included separately in this annual report under the Chairman's Report and Review of Operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the company that occurred during the financial year under review not otherwise disclosed in this report or the accounts.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There were no significant events after balance date.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

These are discussed in the Chairman's Report.

SOLBEC PHARMACEUTICALS LTD

Directors' Report (Cont.)

DIRECTOR'S AND OTHER OFFICERS EMOLUMENTS

Details of the nature and amount of each element of emolument of each Director of the Company for the financial year are as follows:

Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options $	Salary $	Total $
P J Alcock (Resigned 27/11/03)	16,350	6,726	551	-	-	23,627
S J Carter (Executive Director)	-	-	14,575	54,000	161,948	230,523
A Kiernan	23,514	30,000	2,645	24,900	-	81,059
M Grant	-	25,385	2,205	24,900	-	52,490
J Papadimitriou (Apptd 14/06/04)	-	-	-	-	-	-
	39,864	62,111	19,976	103,800	161,948	387,699

The company has a formal policy regarding the provision of Directors' remuneration. The Managing Director's salary is determined by the Chairman. At the present stage, there is no connection to financial and operating performance. Directors fees in total are determined by the shareholders in general meeting. The directors benefits such as options are also determined by the shareholders.

Mr Carter was also issued with 3,000,000 options in June 2004. The options are not tradeable and are exercisable by the payment of 20 cents on or before 9 June 2007. The options were valued at $54,000 using the Black and Scholes method of valuation. This fair value is not recognised as expenses in the financial statements, as there is no cost to the company.

The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Current share price	16 cents
Dividend yield	0%
Forecast volatility	20%
Option exercise price	20 cents

Mr Kiernan and Mr Grant were also issued with 2,000,000 options each in June 2004. The options are not tradeable and are exercisable by the payment of 22 cents on or before 9 June 2007. The options were valued at $24,900 for each Director using the Black and Scholes method of valuation. This fair value is not recognised as expenses in the financial statements as there is no cost to the company.

The value has been calculated using the following assumptions:

Assumptions	
Risk free interest rate	5.39%
Current share price	16 cents
Dividend yield	0%
Forecast volatility	20%
Option exercise price	22 cents

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The company has not, during or since the financial period, in respect of any person who is or has been a director or officer of the company:

Indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or

paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

Directors' Report (Cont.)

SHARE OPTIONS

Unissued Shares

At the date of this report, there were 158,666,331 unissued ordinary shares under options as follows:

3,000,000 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 15 cents. The options expire on 31 December 2004.

4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents.

3,000,000 executive options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 20 cents. The options expire on 9 June 2007.

148,666,331 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 12 cents if exercised by 19 September 2004, 20 cents if exercised by 19 September 2005 and 30 cents if exercised by 19 September 2006 the expiry date.

The option holders do not have any right, by virtue of the option to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

Shares Issued As A Result Of The Exercise Of Options

During the financial year 9,101,054 options were exercised at 12 cents per option.

Options Lapsed During The Period

No options lapsed during the financial year.

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

	Directors' Meetings		Audit Committee	
	Number eligible to attend	Meetings Attended	Number eligible to attend	Meetings Attended
Peter J Alcock (Resigned 27/11/03)	4	2	-	-
Stephen J Carter	9	9	-	-
Anthony Kiernan	9	9	2	2
Michael Grant	9	9	2	2
John Papadimitriou (Appointed 14/6/04)	1	1	-	-

The Remuneration Committee did not meet during the current year.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Solbec Pharmaceuticals Ltd support and have adhered to the principles of corporate governance. The company's corporate governance statement is contained in the additional corporate governance section of this annual report.

Signed at Perth this 30th day of August 2004 in accordance with a resolution of the directors.

Anthony Kiernan - Chairman

Michael Grant - Director

Signed at Perth the 30th August 2004

SOLBEC PHARMACEUTICALS LTD

Independent Audit Report To The Members Of Solbec Pharmaceuticals Ltd

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Solbec Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Solbec Pharmaceuticals Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors .

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Solbec Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Solbec Pharmaceuticals Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Jeff Dowling
Partner
Perth
30 August 2004

Liability limited by the Accountants Scheme, approved

SOLBEC PHARMACEUTICALS LTD

Directors' Declaration

In accordance with a resolution of the Directors of Solbec Pharmaceuticals Ltd, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i) giving a true and fair view of the Company's and of the consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date;

and

ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

Anthony Kiernan - Chairman

Michael Grant - Director

Signed at Perth the 30th Day of August 2004

SOLBEC PHARMACEUTICALS LTD

Statement Of Financial Performance

For The Year Ended 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Revenue From Ordinary Activities	2(a)	**2,078,907**	**2,189,252**	**1,285,197**
Depreciation		(35,371)	(35,371)	(18,549)
Provision for doubtful debts		-	(170,529)	-
Amortisation of intangibles		(19,519)	(19,519)	(19,519)
Exploration and evaluation expenditure		-	-	(383,873)
Borrowing costs - interest expense		(2,897)	(2,897)	-
Research and development expenditure		(1,048,885)	(1,048,079)	(1,328,665)
Write down of tenement values		-	-	(740,443)
Share of loss of associate accounted for using the equity method	9a	-	-	(149,370)
Other expenses from ordinary activities	2 (b)	(1,654,037)	(1,654,037)	(1,486,345)
Loss From Ordinary Activities Before Income Tax		(681,802)	(741,180)	(2,841,567)
Income Tax Benefit Relating To Ordinary Activities	3	344,344	344,344	319,440
Loss From Ordinary Activities After Income Tax		**(337,458)**	**(396,836)**	**(2,522,127)**
Net loss		**(337,458)**	**(396,836)**	**(2,522,127)**
Attributable To Members Of Solbec Pharmaceuticals Ltd		**(337,458)**	**(396,836)**	**(2,522,127)**
Total revenues, expenses and valuation adjustments attributable to members of Solbec Pharmaceuticals Ltd recognised directly in equity		-	-	-
Total changes in equity other than those resulting from transactions with owners as owners		(337,458)	(396,836)	(2,522,127)
Basic earnings/(loss) per share - cents per share	24	(0.2)	(0.2)	(1.6)
Diluted earnings/(loss) per share - cents per share	24	(0.11)	(0.11)	(1.6)

SOLBEC PHARMACEUTICALS LTD

Statement Of Financial Position

As At 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
CURRENT ASSETS				
Cash assets	22(a)	2,686,322	2,633,312	1,914,265
Receivables	4	231,167	224,799	58,607
Other assets	5	27,903	27,903	43,448
Total Current Assets		2,945,392	2,886,014	2,016,320
NON-CURRENT ASSETS				
Receivables	4	-	-	-
Inventories	6	-	-	25,000
Property, plant and equipment	7	479,586	479,586	425,246
Other financial assets -				
Investments accounted for using the equity method	8	98,291	98,292	450,212
Intangible assets	13	39,036	39,036	58,555
Deferred mineral exploration and evaluation expenditure	10	-	-	500,000
Total Non-Current Assets		616,913	616,913	1,459,013
Total Assets		**3,562,305**	**3,502,927**	**3,475,333**
CURRENT LIABILITIES				
Payables	11	122,498	122,498	495,350
Provisions	12	36,154	36,154	15,716
Total Current Liabilities		158,652	158,652	511,066
Total Liabilities		158,652	158,652	511,066
Net Assets		**3,403,653**	**3,344,275**	**2,964,267**
EQUITY				
Contributed equity	14	16,053,409	16,053,409	16,045,940
Reserves	15	2,493,699	2,493,699	1,724,324
		18,547,108	18,547,108	17,770,264
Accumulated Losses	15(b)	(15,143,455)	(15,202,833)	(14,805,997)
Total Equity		**3,403,653**	**3,344,275**	**2,964,267**

SOLBEC PHARMACEUTICALS LTD

Statement Of Cash Flows

For The Year Ended 30 June 2004

	Note	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from operations		148,469	148,469	211,908
Payments to suppliers and employees		(841,429)	(799,867)	(614,840)
Payments for mineral exploration		-	-	(116,107)
Borrowing costs paid		(2,897)	(2,897)	(298)
Payments relating to research projects		(1,460,319)	(1,384,462)	(962,192)
Income Tax refunds		344,344	344,344	319,440
Interest received		116,302	116,302	75,793
Net Cash Used In Operating Activities	22(b)	**(1,695,530)**	**(1,578,111)**	**(1,086,296)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for plant and equipment		(91,414)	(91,414)	(55,223)
Proceeds from sale of plant and equipment		1,818	1,818	33,701
Proceeds from sale of investments		1,256,357	1,256,357	1,098,421
Payments for exploration security deposits		(1,017)	(1,017)	(1,354)
Payments for investments		-	-	(304,682)
Proceeds from sale of exploration tenements		525,000	525,000	4,000
Payment for Baldivis Property		-	-	(254,654)
Payments for intangible assets		-	-	(35,050)
Net Cash Provided By/(Used In) Investing Activities		**1,690,744**	**1,690,744**	**485,159**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from shares issued		7,468	7,468	-
Loan to controlled entity		-	(170,529)	-
Proceeds from options issued		790,499	790,499	-
Option issue costs		(21,124)	(21,124)	-
Net Cash Provided By Financing Activities		**776,843**	**606,314**	**-**
Net increase (decrease) in cash held		771,957	718,947	(601,137)
Cash held at the beginning of the financial year		1,914,265	1,914,265	2,515,402
Cash Held At The End Of The Financial Year	22(a)	**2,686,322**	**2,633,212**	**1,914,265**

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1a. Basis Of Presentation

This is a general purpose financial report of the Company that has been drawn up in accordance with applicable accounting standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements have been prepared on the basis of historical costs.

The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The accounting policies adopted are consistent with those of the previous year.

1b. Property, Plant And Equipment

Property, plant and equipment is brought to account at cost. Plant and equipment is depreciated on a diminishing value basis so as to write off the net cost of fixed assets over the periods of their expected useful lives. The rates of depreciation are between 10-30% per year (2003: 10-30% per year). Leasehold improvements are depreciated on a diminishing value basis at a rate of between 10% and 20% per year.

1c. Contributed Equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of the ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1d. Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent that timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an assets unless the benefit is vitally certain of being realised.

1e. Receivables

Receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

1f. Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Solbec Pharmaceuticals Limited (the parent company) and all entities that Solbec Pharmaceuticals Limited controlled from time to time during the year and at reporting date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control. Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

1g. Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

1h. Investments

Investments in other listed companies are carried at the lower of cost and recoverable amount. Dividends are recognised when declared by the investee.

1i. Trade Payables

Liabilities are recognised for amounts to be paid in the future, for goods and services received, whether or not billed to the company. Trade accounts are normally settled in 60 days.

1j. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

a) Interest received / Investment disposal proceeds
Control or a right to receive consideration for the provision of, or investment in, assets has been attained.

b) Administration fees
Revenue is only recognised to the extent that costs have been incurred.

c) Sale of goods
Control of goods has passed.

d) Rental revenue
Revenue is recognised when the company is entitled to invoice the other entity under an enforceable rental agreement.

1k. Cash And Cash Equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts. Interest is charged as an expense as it accrues.

1l. Research And Development Costs

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

1m. Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures. As the consolidated entity existed for the first time in the 2004 year, there are no 2003 consolidated comparative figures.

1n. Inventories

The stockpile of ore has been valued by the directors and was calculated as the net realisable value at balance date.

1o. Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

1p. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting, and are carried at level of the equity accounted amount and recoverable amount in the consolidated financial report.

1q. Intangibles

Patents and Licences are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

1r. Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. These benefits include wages and salaries, annual leave, sick leave and long service leave. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefit expenses and revenues are recognised against profits on a net basis.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

1s. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

1t. Government Grants

Government Grants are recognised in the accounts when they are received. Any amount received which is applicable to another accounting period is carried forward as a prepayment.

1u. Exploration, evaluation, development and restoration costs

Costs arising from exploration and evaluation activities are carried forward provided such costs are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not, at reporting date, reached a stage to allow a reasonable assessment regarding the existence of economically recoverable reserves.

Costs carried forward in respect of an area of interest that is abandoned are written off in the year in which the decision to abandon is made.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
2. REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES			
2a. Revenue From Ordinary Activities			
Operating activities			
Administration fees	-	110,345	42,534
Product sales	-	-	6,720
Rental revenue	37,073	37,073	-
Government grants	139,894	139,894	24,368
	176,967	287,312	73,622
Non operating activities			
Proceeds from disposal of investments	1,256,355	1,256,355	1,098,421
Proceeds from disposal of mining tenements	525,000	525,000	4,000
Interest received	118,767	118,767	75,453
Proceeds from disposal of non current asset	1,818	1,818	33,701
	1,901,940	1,901,940	1,211,575
Total revenue from operating activities	**2,078,907**	**2,189,252**	**1,285,197**
2b. Other Expenses From Ordinary Activities			
Provision For Diminution In Value Of Investments	(30,952)	(30,952)	98,654
Written Down Value Of Disposed Non Current Assets	908,889	908,889	968,728
Corporate Administration Costs			
ASX fees	22,248	22,248	18,177
Other administration expenses	25,780	25,780	161,950
Salaries and wages	466,865	466,865	53,434
Share registry expenses	47,024	47,024	20,759
Acquitted grant expenditure	-	-	24,368
Rent - Operating lease	88,580	88,580	35,155
Legal expenses	41,456	41,456	52,190
Consulting fees	84,147	84,147	52,930
Total Administration Costs	776,100	776,100	418,963
Total Other Expenses From Ordinary Activities	**1,654,037**	**1,654,037**	**1,486,345**
2c. Gains/Losses			
Gain/(loss) on disposal of investments	872,466	872,466	147,702
Gain / (Loss) on disposal of tenements	-	-	(7,512)
Gain/(loss) on disposal of plant and equipment	1,818	1,818	27,205
Total Gain On Disposal On Non Current Assets	**874,284**	**874,284**	**167,395**
2d. Other disclosure items			
Operating lease rentals - minimum lease payments	88,580	88,580	35,155

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
3. INCOME TAX			
No income tax is payable by the company as it incurred a loss for the year for income tax purposes.			
Prima facie tax benefit on operating loss at 30% (2003: 30%)	(204,541)	(222,354)	(852,470)
Tax Effect Of Permanent Differences at 30% (2003: 30%)			
Tax refund for Research & Development	(344,344)	(344,344)	(319,440)
Diminution in value of investment accounted for under equity method	-	-	44,811
Future income tax benefit not brought to account	204,541	222,354	807,659
Income Tax Expense/(Benefit) Attributable To Loss From Ordinary Activities	**(344,344)**	**(344,344)**	**(319,440)**

The company has estimated unconfirmed losses for income tax and capital gains tax purposes unrecouped at balance date of approximately $10,594,918 (2003 : $7,642,132) (subject to confirmation by the Commissioner of Taxation). The aggregate future income tax benefit of $3,178,475 (2003 : $2,292,640) has not been carried forward as an asset in the statement of financial position as realisation of the benefit is not regarded as virtually certain and will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the exploration expenditure and tax losses to be realised;

(b) the company continues to comply with the conditions for deductibility imposed by the law; and

(c) no changes in tax legislation adversely affect the company in realising the benefit from the tax losses. The group has not formed a tax consolidation group as at 30th June 2004.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
4. CURRENT ASSETS - RECEIVABLES			
Receivables - trade	2,531	2,531	-
Receivables - sundry	223,478	217,110	55,914
Accrued interest receivables	5,158	5,158	2,693
	231,167	**224,799**	**58,607**
NON CURRENT ASSETS - OTHER ASSETS			
Loan to controlled entity	-	**170,529**	-
Less provision for doubtful debts	-	**(170,529)**	-
	-	-	-
5. CURRENT ASSETS - OTHER ASSETS			
Prepayments	27,903	27,903	43,448
	27,903	**27,903**	**43,448**

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
6. NON-CURRENT ASSETS - INVENTORIES			
Ore Stockpile On Hand			
At lower of cost and net realisable value	-	-	25,000
	-	**-**	**25,000**
7. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT			
Plant And Equipment			
Plant and equipment at cost	241,675	241,675	201,855
Less accumulated depreciation	(62,746)	(62,746)	(31,263)
	178,929	**178,929**	**170,592**
Land and improvements at cost	254,654	254,654	254,654
	254,654	**254,654**	**254,654**
Leased improvements at cost	49,776	49,776	-
Less accumulated depreciation	(3,773)	(3,773)	-
	46,003	**46,003**	**-**
	479,586	**479,586**	**425,246**
Reconciliations			
Plant and equipment			
Carrying amount at the beginning of the year	170,592	170,592	140,415
Additions	54,147	54,147	55,223
Transfer to leased improvements	(14,212)	(14,212)	-
Disposals	-	-	(6,497)
Depreciation	(31,598)	(31,598)	(18,540
Carrying Amount At End Of Year	**178,929**	**178,929**	**170,592**
Land and improvements			
Carrying amount at the beginning of the year	254,654	254,654	-
Carrying Amount At End Of Year	**254,654**	**254,654**	**-**
Leasehold improvements			
Carrying amount at the beginning of the year	-	-	-
Transfer from plant and equipment	14,212	14,212	-
Additions	35,564	35,564	-
Depreciation	(3,773)	(3,773)	-
Carrying Amount At End Of Year	**46,003**	**46,003**	**-**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
8. OTHER FINANCIAL ASSETS (NON CURRENT)			
Shares Listed On Prescribed Stock Exchange (a)			
Cost	71,236	71,236	471,593
Provision for diminution on cost of shares	(12,529)	(12,529)	(59,948)
	58,707	58,707	411,645
Shares in unlisted controlled entities (b)	-	1	-
Security deposits	39,584	39,584	38,567
Carrying amount at end of year	**98,291**	**98,292**	**450,212**
8a. At 30 June The Market Value Of Investments represented by quoted market values were	58,707	58,707	411,645

8b. SUBSIDIARY COMPANIES
Interests held by the company in controlled entities:

Company Name and Place of Incorporation	Principal Activities	Ownership Interest 2004 %	Ownership Interest 2003 %	Carrying Amount of Investment 2004 $	Carrying Amount of Investment 2003 $
Solbec (No 1) Pty Ltd (incorporated in Australia)	Pharmaceuticals Research	100	-	1	-

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associated Companies

Name	Principal Activities	Ownership Interest 2004 %	Ownership Interest 2003 %	Carrying Amount of Investment 2004	Carrying Amount of Investment 2003
Lawley Pharmaceuticals Ltd (Incorporated in Australia with a 30 June year end.)	Pharmaceuticals	-	48.99	-	-

Voting rights - At 30 June 2003, Solbec held 46.2% of the voting rights of Lawley Pharmaceuticals Limited. Solbec disposed of its interest in Lawley Pharmaceuticals Limited during the year ended 30th June 2004.

At 30th June year end	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Carrying amount of investment in associate			
Movement in carrying value of associate			
Balance at beginning of the financial year	-	-	-
Reclassification of investment in an associate	-	-	-
New investments during the year	-	-	432,601
Share of associated companies loss from ordinary activities and extraordinary items after income tax	-	-	(149,370)
Provision for diminution in value of investment	-	-	(283,231)
Balance at end of financial year	-	-	-
9a. Share of associate's loss and accumulated losses			
Share of associate's loss from ordinary activities before income tax expense	-	-	149,370
Share of associate's income tax expense	-	-	-
Share of associate's loss from ordinary activities after income tax	-	-	149,370
Share of accumulated losses at beginning of the financial year	-	-	252,155
Share of associate's accumulated losses at the end of the financial year	-	-	**401,525**
9b. Share of Associates Assets and Liabilities			
Assets	-	-	2,765
Liabilities	-	-	-
Share of Net Assets (Liabilities) at end of the financial year	-	-	**2,765**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
10. DEFERRED MINERAL EXPLORATION AND EVALUATION EXPENDITURE			
Mineral Exploration Expenditure			
Areas of interest which are in the exploration and evaluation stage	-	-	500,000
	-	**-**	**500,000**
Reconciliation			
Carrying amount at the beginning of the year	500,000	500,000	1,705,252
Additions	-	-	-
Disposals	(500,000)	(500,000)	(4,000)
Write down to recoverable amount	-	-	(1,201,252)
Carrying Amount At End Of Year	**-**	**-**	**500,000**
11. PAYABLES (CURRENT)			
Trade creditors and accruals	122,498	122,498	495,350
	122,498	**122,498**	**495,350**
12. PROVISIONS			
Employee benefits	36,154	36,154	15,716
	36,154	**36,154**	**15,716**
13. INTANGIBLE ASSETS			
Curacel license			
Carrying amount at beginning of year	26,518	26,518	31,397
Less accumulated amortisation	(9,758)	(9,758)	(4,879)
	16,760	16,760	26,518
Glycoalkaloid patent			
Carrying amount at beginning of year	32,037	32,037	3,189
Additions	-	-	43,488
Less accumulated amortisation	(9,761)	(9,761)	(14,640)
	22,276	22,276	32,037
Carrying amount at end of year	**39,036**	**39,036**	**58,555**
Reconciliation			
Carrying amount at the beginning of the year	58,555	58,555	34,585
Additions	-	-	43,489
Amortisation	(19,519)	(19,519)	(19,519)
Carrying Amount At End of the Year	**39,036**	**39,036**	**58,555**
14. CONTRIBUTED EQUITY			
a. Issued and Paid Up Capital			
(159,332,025) (2003 : 159,269,780) ordinary fully paid shares	16,053,409	16,053,409	16,045,940
	16,053,409	**16,053,409**	**16,045,940**

	2004		2003	
	Number of shares	$	Number of shares	$
b. Movement in shares				
Beginning of the financial year	159,269,750	16,045,940	159,269,780	16,045,940
Issued during the year				
62,245 options exercised at 12 cents	62,245	7,469	-	-
End of the financial year	159,332,025	16,053,409	159,269,780	16,045,940

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
14a. Terms And Condition Of Contributed Equity **Ordinary Shares**			
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.			
14b. Options During the year, the company issued 7,000,000 options made up of 4,000,000 director options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 22 cents and 3,000,000 executive options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 20 cents. The options expire on 9 June 2007. 157,767,385 options to take up one ordinary share in Solbec Pharmaceuticals Ltd at an issue price of 12 cents if exercised by 19 September 2004, 20 cents if exercised by 19 September 2005 and 30 cents if exercised by 19 September 2006 the expiry date.			
Movement in Options			
Balance at beginning of year	3,000,000	3,000,000	156,264,990
Granted to the Directors at the General Meeting of Shareholders in June 2004	7,000,000	7,000,000	-
Granted to the Directors and key employees at the Annual General Meeting in November 2002	-	-	3,000,000
Expired 30 June 2003	-	-	(156,264,990)
Issued in September 2003	157,767,385	157,767,385	-
Exercised during the year	(62,245)	(62,245)	-
Balance At End Of Year	**167,705,140**	**167,705,140**	**3,000,000**
15. RESERVES AND ACCUMULATED LOSSES			
Option premium reserve (Note 15(a))	769,375	769,375	-
Lapsed option premium reserve	1,724,324	1,724,324	1,724,324
	2,493,699	2,493,699	1,724,324
Accumulated losses (Note 15(b))	(15,143,455)	(15,202,833)	(14,805,997)
Total Reserve And Accumulated Losses	**(12,649,756)**	**(12,709,134)**	**(13,081,673)**
The lapsed option premium reserve consists of a premium on options issued in the past and which lapsed.			
15a. Option Premium Reserve			
Balance at beginning of the financial year	-	-	1,180,822
Transferred to lapsed option premium reserve	-	-	1,180,822
Issue of options	769,375	769,375	-
Balance At End Of The Financial Year	**769,375**	**769,375**	**-**
15b. Accumulated Losses			
Balance at beginning of the year	(14,805,997)	(14,805,997)	(12,283,870)
Net loss	(337,458)	(396,836)	(2,522,127)
Balance At End Of Year	**(15,143,455)**	**(15,202,833)**	**(14,805,997)**

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2003 continued

16. SEGMENT INFORMATION

The consolidated entity's operating segments are organised and managed separately according to the nature of the activity.

The mineral exploration segment represents the consolidated entity's former involvement in that industry. This ceased when all of the assets pertaining to that industry were sold during the year.

The pharmaceutical research segment is the company's main focus and this involves research into chemicals which may provide treatments for various cancers.

The other segment incudes revenues and expenses associated with investments and the administration of the company.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Primary Segment - Business Segment The business segments of the company during the year were pharmaceutical research and mineral exploration. **Mineral Exploration** *Operating Revenue*			
Other Revenue	525,000	525,000	33,701
Total Segment Revenue	**525,000**	**525,000**	**33,701**
Segment Result	-	-	(1,090,615)
Segment Assets	-	-	538,568
Segment Liabilities	-	-	-
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	470
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	740,443
Discontinuing operations The mining assets were all sold during the year and the operation was discontinued.			

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

16. SEGMENT INFORMATION continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
Pharmaceutical Research			
Operating Revenue			
Other Revenue	139,894	139,894	31,088
Total Segment Revenue	**139,894**	**139,894**	**31,088**
Segment Result	(694,588)	(789,260)	(978,137)
Segment Assets	518,622	348,093	583,165
Segment Liabilities	158,652	158,652	511,066
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	353,367
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	55,836	55,836	8,148
Share of associates loss	-	-	149,370
Carrying value of investments in associates	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	-	-	432,600
Unallocated (Corporate)			
Operating Revenue			
Interest	118,767	118,767	75,453
Other Revenue	1,295,246	1,405,591	1,140,955
Total Segment Revenue	**1,414,013**	**1,524,358**	**1,216,408**
Segment Result	357,130	392,424	(453,375)
Segment Assets	3,043,683	3,154,834	2,353,600
Segment Liabilities	-	-	
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year	-	-	-
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	-	-	9,931
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(30,952)	(30,952)	(333,946)

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

16. SEGMENT INFORMATION continued

	Consolidated Entity 2004	Parent 2004	Parent 2003
	$	$	$
Consolidated			
Operating Revenue			
Interest	118,767	118,767	75,453
Other Revenue	1,960,140	2,070,485	1,205,744
Total Segment Revenue	**2,078,907**	**2,189,252**	**1,281,197**
Segment Result	(337,458)	(396,836)	(2,522,127)
Segment Assets	3,562,305	3,502,927	3,475,333
Segment Liabilities	158,652	158,652	511,066
Total amount recognised during the year for the acquisition of segment assets that are expected to be used during more than one year			353,367
Total amount of expenses included in segment result for depreciation and amortisation of segment assets	55,836	55,836	38,068
Share of associates loss	-	-	149,370
Carrying value of investments in associates	-	-	-
Non-cash expenses included in segment expenses, other than depreciation and amortisation	(30,952)	(30,952)	839,097
The basis of inter-segment sales and transfers is current market price.			

Secondary Segment - Geographical Segment
The Company operated for the entire financial year within the one geographical segment being Australia.

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
17. EXPENDITURE COMMITMENTS			
17a. Exploration expenditure commitments			
The company sold all of its remaining exploration tenements during the year ended 30 June 2004.			
The minimum level of exploration commitments:			
- not later than one year is	-	-	5,000
- later than one year and not later than five years	-	-	-
- later than five years	-	-	-
	-	-	5,000
17b. Lease expenditure commitments (non cancellable)			
The company entered into an operating lease contract for the premises it occupies at Unit 1, 298 Selby Street, Osborne Park on 1st December 2001. The lease is for 36 months.			
Commitments payable			
Not later than 1 year	37,472	37,472	56,184
Later than 1 year but not later than 5 years	-	-	37,472
Aggregated lease expenditure contracted for at reporting date	37,472	37,472	93,656
17c. Capital Expenditure Commitments			
There were no capital expenditure commitments contracted for at balance date.			
18. REMUNERATION OF AUDITOR			
Amounts received, or due and receivable by the auditor for:			
Audit or review of the financial statements	20,643	20,643	21,000
Other	-	-	-
	20,643	20,643	21,000
19. EMPLOYEE BENEFITS AND SUPERANNUTION COMMITMENTS			
Employee benefits			
The aggregate employee benefit liability is comprised of:			
Accrued wages, salaries and on-costs	6,327	6,327	-
Provisions (current)	36,154	36,154	15,716
	42,481	42,481	15,716

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

20. DIRECTOR AND EXECUTIVE DISCLOSURES

20a. Names Of Specified Directors

The persons holding positions as directors of the company during the financial year were:

S Carter - Executive Director

P J Alcock (Resigned 27/11/03)

A Kiernan - Chairman - Non Executive Director

M Grant Director - Non Executive

J Papadimitriou (Appointed 14/6/04) Director - Non Executive

20b. Remuneration Of Specified Directors

Details of the nature and amount of each element of remuneration of each Director of the Company for the financial year are as follows:

2004

Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options $	Salary $	Total $
P J Alcock (Resigned 27/11/03)	16,350	6,726	551	-	-	23,627
S J Carter (Executive Director)	-	-	14,575	54,000	161,948	230,523
A Kiernan	23,514	30,000	2,645	24,900	-	81,059
M Grant	-	25,385	2,205	24,900	-	52,490
J Papadimitriou (Apptd. 14/6/04)	-	-	-	-	-	-
	39,864	62,111	19,976	103,800	161,948	387,699

2003

Name	Consulting Fees $	Directors' Fee $	Superannuation $	Options $	Salary $	Total $
P J Alcock (Resigned 27/11/03)	2,625	11,199	1,008	-	-	14,832
S J Carter (Executive Director)	10,687	6,553	590	27,000	123,835	168,665
A Kiernan	5,320	6,881	619	-	-	12,820
M Grant	-	5,574	551	-	-	6,125
	18,632	30,207	2,768	27,000	123,835	202,442

The company has a formal policy regarding the provision of Directors' remuneration. At the present time there is no connection to financial and operating performance. The Managing Director's salary is determine by the remuneration committee. Directors fees in total are determined by the shareholders in general meeting. The directors options are also determined by the shareholders.

During the financial year options were granted as equity compensation benefits to certain specified directors as disclosed below. The options were issued free of charge.

			Terms & Conditions for Each Grant			
Name	Granted Number $	Grant date $	Value per option at grant date $	Exercise price per share $	First exercise date	Last exercise date
S J Carter	3,000,000	9/6/04	1.8 cents	20 cents	10/6/04	9/6/07
A Kiernan	2,000,000	9/6/04	1.2 cents	22 cents	10/6/04	9/6/07
M Grant	2,000,000	9/6/04	1.2 cents	22 cents	10/6/04	9/6/07
	7,000,000					

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

20. DIRECTOR AND EXECUTIVE DISCLOSURES (Cont.)

20b. Remuneration Of Specified Directors (Cont.)

Option holdings of specified directors

Name	Balance at beginning of period $	Options granted $	Options exercised $	Balance at end of period $
S J Carter	1,500,000	3,000,000	-	4,500,000
A Kiernan	-	2,000,000	-	2,000,000
M Grant	-	2,000,000	-	2,000,000
	1,500,000	7,000,000	-	8,500,000

There were no specified executives employed by the company during the year for which disclosure of remuneration is required, apart from the directors' remuneration disclosed above.

20c.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report the interests of the directors in the shares and options of the company were:-

Director	Ordinary Shares		Options Over Ordinary Shares	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Anthony Kiernan	375,000	-	3,000,000	1,000,000
Michael Grant	314,339	250,000	2,607,169	3,275,000
Stephen J Carter	-	1,002,058	4,500,000	1,486,686
John Papadimitriou	-	-	-	-

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

20c. Other Transactions with Specified Directors

(a) A J Kiernan, a director of the company was paid $23,514 (2003 : $5,320) for legal consulting work at commercial rates.

(b) P J Alcock, a director (resigned 27 November 2003) was paid $16,350 (2003 : $2,625) for geological consulting work at commercial rates.

21. RELATED PARTY TRANSACTIONS

Ultimate Parent

Solbec Pharmaceuticals Ltd is the ultimate parent company.

Other related party transactions

(a) The company funded the activities of the wholly owned subsidiary Solbec (No 1) Pty Ltd. At balance date the amount loaned to the subsidiary amounted to $170,529. This loan is interest free and has no specified repayment date.

	Consolidated Entity 2004 $	Parent 2004 $	Parent 2003 $
22. NOTES TO THE STATEMENT OF CASH FLOWS			
22a. Reconciliation Of Cash			
Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:			
Cash at bank	151,114	98,104	242,706
Cash on hand	100	100	100
Term deposits	2,535,108	2,535,108	1,671,459
	2,686,322	2,633,312	1,914,265
22b. Reconciliation Of Net Loss After Income Tax To Net Cash Used In Operating Activities			
Operating loss after income tax	(337,458)	(396,836)	(2,522,127)
Exploration and tenement costs written off	-	-	383,873
Tenement values written off	-	-	740,443
Gain on disposal of non-current assets	(1,818)	(1,818)	(27,205)
(Gain)/loss on disposal of investments	(872,466)	(872,466)	(147,702)
Loss on Disposal of Tenements	-	-	7,512
Provision for diminution in value of non current assets	(30,952)	(30,952)	98,654
Share of loss of investment accounted for under equity method	-	-	149,370
Provision for doubtful debts	-	170,529	-
Depreciation	35,371	35,371	18,549
Amortisation	19,519	19,519	19,519
Movement in Assets and Liabilities			
Receivables	(170,094)	(163,726)	(20,953)
Accrued interest	(2,465)	(2,465)	340
Prepayments	15,545	15,545	(43,448)
Unearned income	(35,525)	(35,525)	-
Trade creditors and accruals	(335,725	(335,725)	257,197
Provisions	20,438	20,438	(317)
Net Cash Used In Operating Activities	1,695,630	(1,578,111)	(1,086,295)

SOLBEC PHARMACEUTICALS LTD

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 *continued*

22. NOTES TO THE STATEMENT OF CASH FLOWS (Cont.)

22c. Non-Cash Investing And Financing Activities - Nil

At balance date, the following financing facilities had been negotiated and were available:

Total Facilities

Bank overdraft - Nil

Bank loans - Nil

23. FINANCIAL INSTRUMENTS

The company's accounting policies, including the terms and conditions of each class of financial liability and equity instrument, both recognized and unrecognised at the balance date, are as follows.

Short Term Deposits

Short term deposits are stated at nominal values. Interest is recognised in the statement of financial performance when earned.

Listed Shares

Listed shares are carried at the lower of cost or recoverable amount. Dividend income is recognised when the dividends are declared by the investee.

Trade Payables And Accruals

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the Company. Trade liabilities are normally settled on 60 day terms.

Trade Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

23a. Interest Rate Risk

The company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market, interest rates and the effective weighted average interest rates on this financial assets, is as follows:

2004	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.8	2,535,108	-	2,535,108
Trade receivables		-	231,167	231,167
Cash at bank	1.5	151,214	-	151,214
Security deposits		-	39,584	39,584
Investments		-	58,667	58,667
Total Financial Assets		2,686,322	329,418	3,015,740
Financial Liabilities				
Trade payables		-	122,498	122,498
Total Financial Liabilities		-	122,498	122,498
Net Financial Assets		2,686,322	206,920	2,893,242

2003	Weighted Average Effective Interest	Floating Interest	Non-Interest Bearing	Total
	%	$	$	$
Financial Assets				
Interest bearing deposits	4.60	1,671,459	-	1,671,459
Trade receivables		-	102,055	102,055
Cash at bank	1.5	-	242,806	242,806
Investments		-	450,212	450,212
Total Financial Assets		1,671,459	795,073	2,466,532
Financial Liabilities				
Trade payables		-	495,350	495,350
Total Financial Liabilities		-	495,350	495,350
Net Financial Assets		**1,671,459**	**299,723**	**1,971,182**

23b. Credit Risk
The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date, to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material risk exposure to any single debtor or group of debtors, under financial instruments entered into by it.

23c. Net fair values
Methods and assumptions used in determining net fair value.

For assets and other liabilities, the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form, other than listed investments. The fair value of listed investments is determined by reference to the share price at the balance date. The economic entity has no financial assets where carrying amount exceeds net fair values at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to and forming part of the financial statements.

24. EARNINGS PER SHARE	Consolidated Entity 2004	Parent 2003
Basic earnings per share - loss per share	(0.2 cents)	(1.6 cents)
Diluted earnings per share - loss per share	(0.11 cents)	-
Weighted average number of ordinary shares outstanding during the year in calculation of basic earnings per share	159,332,025	159,269,780
Weighted average number of ordinary shares outstanding during the year in calculation of diluted earnings per share	317,037,165	-
Loss used in calculating basic and diluted EPS	337,458	2,522,127

25. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

26. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year, being 1 July 2004.

The consolidated entity's directors and management are assessing the significance of these changes and preparing for their implementation. The directors and company secretary will oversee and manage the consolidated entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the consolidated entity's accounting policies which will arise from the adoption of IFRS are:

- *Patents and Licences*

Under AASB 138 *Intangible Assets* internally generated brands may not be capitalised to the statement of financial position, but should be expensed in the period in which they are incurred. Current accounting policy is to capitalise these costs and amortise them over the period in which their benefit is expected to be realised. The result of this change will be to derecognise the patents and licences that currently are recorded as intangible assets, with an adjustment being made to opening retained earnings.

- *Research and Development Expenditure*

AASB 138 *Intangible Assets* requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs are capitalised to the statement of financial position where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover these deferred costs. As at the date of this report, the company has not capitalised any research costs and therefore it is not expected that there will be a significant difference upon the adoption of this standard.

- *Classification of Financial Instruments*

Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, financial assets held to maturity - measured at amortised cost, financial assets held for trading - measured at fair value with fair value changes charged to net profit or loss, financial assets available for sale - measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments, however it is not expected that the adoption of this standard will produce a significant difference to the current accounting policy.

- *Impairment of Assets*

Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Notes To, And Forming Part Of, The Financial Statements For The Year Ended 30 June 2004 continued

26. ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont.)

- *Share Based Payments*

Under AASB 2 *Share based Payments*, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

- *Accounting for Income Taxes*

Under the Australian equivalent to IAS 12 *Income Taxes*, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. It is not expected that there will be any material impact as a result of adoption of this standard.

- *Accounting for Government Grants*

Under AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*, income from government grants may only be recognised when there is a reasonable assurance that the entity has complied with conditions attached to the grant and when grant is received.

It is not expected that the adoption of this standard will have a material impact.

Shareholders' Information

DIRECTORS' INTERESTS IN SECURITIES AS AT 4 SEPTEMBER 2002

In compliance with requirements of the Australian Stock Exchange Limited, the following statement shows the interests of the directors in the securities of the company as at the date of this report:

Director	Ordinary Shares		Options	
	Direct Interest	Indirect Interest	Direct Interest	Indirect Interest
Stephen J Carter	-	1,002,058	4,500,000	1,486,686
Anthony Kiernan	375,000	-	3,000,000	1,000,000
Michael Grant	314,339	250,000	2,607,169	3,275,000
John Papadimitriou	-	-	-	

COMPANY DETAILS

i) The name of the company secretary is John E Sendziuk.

ii) The address of the registered office in Australia is C/- RSM Bird Cameron, Unit 1-6, 18 Parry Street, Fremantle WA 6062. The telephone number is (08) 9336 1266, facsimile number is (08) 9430 6744.

The address of the principal office is Unit1, 298 Selby Street, Osborne Park WA 6018.

The telephone number is (08) 9446 7555, facsimile number is (08) 9446 8777.

VOTING RIGHTS

a) On a show of hands each member present in person or by proxy has one vote.

b) On a poll every member present in person or by proxy has one vote for each share held in the company.

STOCK EXCHANGES THAT HAVE GRANTED QUOTATION TO THE COMPANY'S SECURITIES

The company's securities are quoted on the Australian Stock Exchange Limited.

SOLBEC PHARMACEUTICALS LTD

Shareholders' Information continued

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED SHARES AS AT 02 AUGUST 2004

Spread Of Holdings:	Holders	Units
1 - 1,000	37	17,846
1,001 - 5,000	331	1,267,788
5,001 - 10,000	512	4,477,852
10,001 - 100,000	1,509	57,643,232
100,001 - over	234	96,302,532
	2,623	**159,709,250**
Holders holding less than a marketable parcel	**176**	**397,465**
Percentage held by twenty largest holders is	**27.18**	

TOP TWENTY SHAREHOLDERS AS AT 2 AUGUST 2004	No of Shares	% of Issued Shares
Yandal Investments Pty Ltd	8,500,000	5.32
Tyson Resources Ltd	4,418.433	2.77
Reeb Investments Pty Ltd	2,929,000	1.83
Mr Geoffrey Cribb	2,580,404	1.62
Mr Dongsheng Ji & Mrs Jing Li	2,530,000	1.58
Mr Grant Karl Maynard Bennett	2,290,000	1.43
Mr David Jiang	2,276,733	1.43
Oceanbay Nominees Pty Ltd	2,015,625	1.26
Aintree Holdings Pty Ltd	2,008,625	1.26
Ms Angela Mary Maynard Wright	2,000,000	1.25
Mr Todd Matthew Wright Bennett	2,000,000	1.25
Wakeford Holdings Pty ltd	1,434,000	0.90
Gallana Pty Ltd	1,261,000	0.79
Citicorp Nominees Pty Limited	1,100,000	0.69
D G Begbie Pty Ltd	1,062,500	0.67
Mr Todd Mathew Wright Bennett	1,000,000	0.63
Mr Bruce Graham	1,000,000	0.63
Huntley Investment Company Limited	1,000,000	0.63
Mr Benjamin Wickham MacDonald	1,000,000	0.63
Surpion Pty Ltd	1,000,000	0.63
	43,406,320	27.18

SOLBEC PHARMACEUTICALS LTD

Shareholders' Information continued

DISTRIBUTION AND NUMBER OF HOLDERS OF LISTED OPTIONS AS AT 02 AUGUST 2004

TOP TWENTY OPTIONHOLDERS AS AT 2 AUGUST 2004	No of Options	% of Issued Options
Yandal Investments Pty Ltd	13,750,000	8.74
Ms Angela Mary Maynard Wright	6,426,934	4.09
Mr Todd Matthew Wright Bennett	6,270,000	3.99
Mr Grant Karl Maynard Bennett	6,000,000	3.81
Reeb Investments Pty Ltd	4,507,000	2.86
Troybridge Holdings Pty Ltd	2,875,000	1.83
Wakeford Holdings Pty ltd	2,795,873	1.78
Kelanco Pty Ltd	2,410,000	1.53
Martinick Investments Pty Ltd	2,400,000	1.53
Mr Edwin George Rootes	2,000,000	1.27
Kelanco Pty Ltd	1,650,000	1.05
Mr James Cooper	1,620,750	1.03
Mr Kevin Trevor Biorci	1,600,000	1.02
Goffacan Pty Ltd	1,585,000	1.01
Ms Elizabeth Ellen Fox	1,346,381	0.86
Mr Gordon Bevan Howard	1,100,000	0.70
Mr Gino Pacini & Miss Vicki Cheryl Johnson	1,050,000	0.67
Pentode Pty Ltd	1,042,741	0.66
Wakeford Holdings Pty Ltd	1,006,775	0.64
Aintree Holdings Pty Ltd	1,004,312	0.64
	62,440,766	39.69